GMAC RFC

Statement to Certificateholder

Distribution Information	**Deal Information**

Distribution Information

1. Distribution Summary

2. Factor Summary

3. Components Information   *(Not Applicable)*

4. Interest Summary

5. Other Income Detail

6. Interest Shortfalls, Compensation and Expenses

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts   *(Not Applicable)*

8. Collateral Summary

9. Repurchase Information

10. Loan Status Report (Delinquencies)

11. Deal Delinquencies (30 Day Buckets)

12. Loss Mitigation and Servicing Modifications

13. Losses and Recoveries

14. Credit Enhancement Report

15. Distribution Percentages

16. Overcollateralization Summary   *(Not Applicable)*

17. Excess Cash Flow, Overcollateralization
    Provisions and Derivative Amounts   *(Not Applicable)*

18. Performance Tests

19. Lender Paid Mortgage Insurance   *(Not Applicable)*

20. Comments

Deal Information

Deal Name:	Residential Accredit Loans Inc, 2007-QS3
Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
Closing Date:	02/27/2007
First Distribution Date:	03/25/2007
Determination Date:	12/21/2007
Distribution Date:	12/26/2007
Record Date:	
Book-Entry:	11/30/2007
Definitive:	11/30/2007
Fixed BE:	11/30/2007
Trustee:	Deutsche Bank Trust Company Americas
Main Telephone:	714-247-6000
GMAC-RFC	
Bond Administrator:	Rona Hsu
Telephone:	818-260-1508
Pool(s) :	40486,40487

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QS3
December 26, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	75116BAA6	300,000,000.00	270,681,036.07	6.50000000	2,072,939.09	1,466,188.95	3,539,128.04	0.00	0.00	0.00	268,608,096.98
A-2	75116BAB4	300,000,000.00	270,681,036.07	6.00000000	2,072,939.09	1,353,405.18	3,426,344.27	0.00	0.00	0.00	268,608,096.98
A-3	75116BAC2	165,158,000.00	149,017,128.52	6.25000000	1,141,208.25	776,130.88	1,917,339.13	0.00	0.00	0.00	147,875,920.27
A-4	75116BAD0	19,620,000.00	19,620,000.00	6.25000000	0.00	102,187.50	102,187.50	0.00	0.00	0.00	19,620,000.00
A-5	75116BAE8	106,896,000.00	106,896,000.00	6.25000000	0.00	556,750.00	556,750.00	0.00	0.00	0.00	106,896,000.00
A-6	75116BAF5	9,063,000.00	9,063,000.00	6.25000000	0.00	47,203.13	47,203.13	0.00	0.00	0.00	9,063,000.00
A-P	75116BAG3	5,290,212.93	5,090,036.35	0.00000000	10,952.09	0.00	10,952.09	0.00	0.00	0.00	5,079,084.26
A-V	75116BAH1	971,611,636.86 [1]	895,986,710.76 [1]	0.37023091	0.00	276,434.98	276,434.98	0.00	0.00	0.00	890,639,779.44 [1]
R	75116BAJ7	200.00	0.00	6.25000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	75116BAL2	32,063,500.00	31,855,056.67	6.25000000	23,983.98	165,911.75	189,895.73	0.00	0.00	0.00	31,831,072.69
M-2	75116BAM0	11,173,500.00	11,100,861.59	6.25000000	8,357.94	57,816.99	66,174.93	0.00	0.00	0.00	11,092,503.65
M-3	75116BAN8	8,258,700.00	8,205,010.57	6.25000000	6,177.63	42,734.43	48,912.06	0.00	0.00	0.00	8,198,832.94
P	75116BAS7	100.00	0.00	0.00000000	0.00	5,712.41	5,712.41	0.00	0.00	0.00	0.00
B-1	75116BAP3	5,829,700.00	5,791,801.39	6.25000000	4,360.70	30,165.63	34,526.33	0.00	0.00	0.00	5,787,440.69
B-2	75116BAQ1	4,372,200.00	4,343,776.53	6.25000000	3,270.47	22,623.84	25,894.31	0.00	0.00	0.00	4,340,506.06
B-3	75116BAR9	3,886,523.93	3,641,966.98	6.25000000	1,207.95	18,968.58	20,176.53	1,534.12	0.00	0.00	3,639,224.91
Deal Totals		**971,611,636.86**	**895,986,710.74**		**5,345,397.19**	**4,922,234.25**	**10,267,631.44**	**1,534.12**	**0.00**	**0.00**	**890,639,779.43**

[1].Notional Balance

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QS3

December 26, 2007

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	75116BAA6	902.27012023	6.90979697	4.88729650	11.79709347	0.00000000	0.00000000	895.36032327
A-2	75116BAB4	902.27012023	6.90979697	4.51135060	11.42114757	0.00000000	0.00000000	895.36032327
A-3	75116BAC2	902.27012025	6.90979698	4.69932356	11.60912054	0.00000000	0.00000000	895.36032327
A-4	75116BAD0	1,000.00000000	0.00000000	5.20833333	5.20833333	0.00000000	0.00000000	1,000.00000000
A-5	75116BAE8	1,000.00000000	0.00000000	5.20833333	5.20833333	0.00000000	0.00000000	1,000.00000000
A-6	75116BAF5	1,000.00000000	0.00000000	5.20833389	5.20833389	0.00000000	0.00000000	1,000.00000000
A-P	75116BAG3	962.16095975	2.07025504	0.00000000	2.07025504	0.00000000	0.00000000	960.09070470
A-V	75116BAH1	922.16547926	0.00000000	0.28451180	0.28451180	0.00000000	0.00000000	916.66232232
R	75116BAJ7	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	75116BAL2	993.49904627	0.74801503	5.17447409	5.92248912	0.00000000	0.00000000	992.75103123
M-2	75116BAM0	993.49904596	0.74801450	5.17447443	5.92248892	0.00000000	0.00000000	992.75103146
M-3	75116BAN8	993.49904585	0.74801482	5.17447419	5.92248901	0.00000000	0.00000000	992.75103103
P	75116BAS7	0.00000000	0.00000000	57,124.10000000	57,124.10000000	0.00000000	0.00000000	0.00000000
B-1	75116BAP3	993.49904626	0.74801448	5.17447382	5.92248829	0.00000000	0.00000000	992.75103179
B-2	75116BAQ1	993.49904625	0.74801473	5.17447509	5.92248982	0.00000000	0.00000000	992.75103152
B-3	75116BAR9	937.07566082	0.31080472	4.88060291	5.19140763	0.00000000	0.00000000	936.37012805

Deal Factor :	91.66623223%

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QS3
December 26, 2007

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	11/01/2007	11/30/2007	30/360	270,681,036.07	6.50000000	1,466,188.95	0.00	0.00	0.00	0.00	1,466,188.95	0.00
A-2	11/01/2007	11/30/2007	30/360	270,681,036.07	6.00000000	1,353,405.18	0.00	0.00	0.00	0.00	1,353,405.18	0.00
A-3	11/01/2007	11/30/2007	30/360	149,017,128.52	6.25000000	776,130.88	0.00	0.00	0.00	0.00	776,130.88	0.00
A-4	11/01/2007	11/30/2007	30/360	19,620,000.00	6.25000000	102,187.50	0.00	0.00	0.00	0.00	102,187.50	0.00
A-5	11/01/2007	11/30/2007	30/360	106,896,000.00	6.25000000	556,750.00	0.00	0.00	0.00	0.00	556,750.00	0.00
A-6	11/01/2007	11/30/2007	30/360	9,063,000.00	6.25000000	47,203.13	0.00	0.00	0.00	0.00	47,203.13	0.00
A-V	11/01/2007	11/30/2007	30/360	895,986,710.76 [1]	0.37023091	276,434.98	0.00	0.00	0.00	0.00	276,434.98	0.00
M-1	11/01/2007	11/30/2007	30/360	31,855,056.67	6.25000000	165,911.75	0.00	0.00	0.00	0.00	165,911.75	0.00
M-2	11/01/2007	11/30/2007	30/360	11,100,861.59	6.25000000	57,816.99	0.00	0.00	0.00	0.00	57,816.99	0.00
M-3	11/01/2007	11/30/2007	30/360	8,205,010.57	6.25000000	42,734.43	0.00	0.00	0.00	0.00	42,734.43	0.00
P	11/01/2007	11/30/2007	30/360	0.00	0.00000000	0.00	0.00	0.00	0.00	5,712.41	5,712.41	0.00
B-1	11/01/2007	11/30/2007	30/360	5,791,801.39	6.25000000	30,165.63	0.00	0.00	0.00	0.00	30,165.63	0.00
B-2	11/01/2007	11/30/2007	30/360	4,343,776.53	6.25000000	22,623.84	0.00	0.00	0.00	0.00	22,623.84	0.00
B-3	11/01/2007	11/30/2007	30/360	3,641,966.98	6.25000000	18,968.58	0.00	0.00	0.00	0.00	18,968.58	0.00
Deal Totals				**890,896,674.39**		**4,916,521.84**	**0.00**	**0.00**	**0.00**	**5,712.41**	**4,922,234.25**	**0.00**

1.Notional Balance

5. Other Income Detail

Class	Prepayment Charges		
P	5,712.41		
Deal Totals	**5,712.41**		

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	**3,540.32**	**3,540.32**	**0.00**	**0**	**0.00**	**187,235.35**	**48,910.12**	**591,750.86**	**2,265.81**	**0.00**	**0.00**

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	**Count**	3,594	3,358	N/A	508	20	0	0	1	3,337
	Balance/Amount	971,611,636.86	895,986,710.76	417,558.69	226,059.69	4,447,312.94	N/A	0.00	256,000.00	890,639,779.44

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.90414016	6.90164595	349.37	347.43	6.58468697	6.58232312	6.58472511	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	6.41%	7.35%	10.20%		9.43%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	**Count**	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	3,019	791,164,049.73	3	628,922.79	0	0.00	0	0.00	0.00	3,022	791,792,972.52
30 days	124	33,476,775.17	0	0.00	0	0.00	0	0.00	0.00	124	33,476,775.17
60 days	51	15,677,067.21	0	0.00	0	0.00	0	0.00	0.00	51	15,677,067.21
90 days	31	9,693,677.29	0	0.00	1	376,000.00	0	0.00	0.00	32	10,069,677.29
120 days	16	5,564,356.95	0	0.00	10	3,308,747.07	0	0.00	0.00	26	8,873,104.02
150 days	11	3,961,744.29	0	0.00	10	2,638,061.47	1	796,420.67	800,782.52	22	7,396,226.43
180 days	3	1,070,920.66	0	0.00	14	4,054,674.06	0	0.00	0.00	17	5,125,594.72
181+ days	3	1,517,390.71	2	383,000.00	32	14,746,225.35	6	1,581,746.02	1,582,030.01	43	18,228,362.08
Total	3,258	862,125,982.01	5	1,011,922.79	67	25,123,707.95	7	2,378,166.69	2,382,812.53	3,337	890,639,779.44
Current	90.47%	88.83%	0.09%	0.07%	0.00%	0.00%	0.00%	0.00%	0.00%	90.56%	88.90%
30 days	3.72%	3.76%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	3.72%	3.76%
60 days	1.53%	1.76%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.53%	1.76%
90 days	0.93%	1.09%	0.00%	0.00%	0.03%	0.04%	0.00%	0.00%	0.00%	0.96%	1.13%
120 days	0.48%	0.62%	0.00%	0.00%	0.30%	0.37%	0.00%	0.00%	0.00%	0.78%	1.00%
150 days	0.33%	0.44%	0.00%	0.00%	0.30%	0.30%	0.03%	0.09%	0.09%	0.66%	0.83%
180 days	0.09%	0.12%	0.00%	0.00%	0.42%	0.46%	0.00%	0.00%	0.00%	0.51%	0.58%
181+ days	0.09%	0.17%	0.06%	0.04%	0.96%	1.66%	0.18%	0.18%	0.18%	1.29%	2.05%
Total	97.63%	96.80%	0.15%	0.11%	2.01%	2.82%	0.21%	0.27%	0.27%	100.00%	100.00%

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QS3
December 26, 2007

11. Delinquency Data

	Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance		Count / % Count	Balance / % Balance
1 Month	124	33,476,775.17	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	3.72%	3.76%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	51	15,677,067.21	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	1.53%	1.76%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	32	10,069,677.29	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	0.96%	1.13%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	26	8,873,104.02	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	0.78%	1.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	22	7,396,226.43	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	0.66%	0.83%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	17	5,125,594.72	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	0.51%	0.58%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	15	5,565,408.88	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.45%	0.62%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	12	4,220,217.35	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.36%	0.47%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	10	6,195,935.85	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.30%	0.70%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	6	2,246,800.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.18%	0.25%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	1	273,110.36	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	1	273,110.36

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

GMAC RFC

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	1	1	0	2
	Beginning Aggregate Scheduled Balance	0.00	0.00	273,374.09	0.00	273,374.09
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	1,477.14	56.98	0.00	1,534.12
	Total Realized Loss	0.00	1,477.14	56.98	0.00	1,534.12

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	2	1	1	0	4
	Total Realized Loss	186,661.39	35,679.01	56.98	0.00	222,397.38

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	1,534.12	222,397.38
	Net Loss % [2]	0.00%	0.02%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.03%	0.03%	0.02%		0.01 %
	Constant Default Rate	0.34%	0.41%	0.20%		0.12%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *….* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**9,716,116.00**	**29,148,349.00**	**353,310.00**

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS		WITHDRAWALS		Ending Balance
			Investment Earnings	Other Deposits	Draws	Releases	
CLASS P RESERVE-prepayment charges	Residential Funding Company, LLC	0.00	0.00	5,712.41	5,712.41	0.00	0.00

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	92.71088605%	100.00000000%

	Ending Percentage
M-1	3.57561742%
M-2	1.24603244%
M-3	0.92098341%
Class M Total:	5.74263327%
B-1	0.65010922%
B-2	0.48757355%
B-3	0.40879791%
Class B Total:	1.54648068%

Ending Percentage uses Beginning Certificate Principal Balance

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	False
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	False
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	False
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	False
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	False
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False

B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
Class B-2 Prepayment Distribution Trigger	False
Class B-3 Prepayment Distribution Trigger	False
Class M-2 Prepayment Distribution Trigger	False
Class M-3 Prepayment Distribution Trigger	False

20. Comments

Comments: Credit Support Depletion Date has not occured

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans, Inc. 2007-QS3
December 26, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	10,065,967.36
Prepayment Premium	5,712.41
Liquidation and Insurance Proceeds	254,522.86
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	3,540.32
Total Deposits	10,329,742.95

Uses of Funds	Amount
Transfer to Certificate Account	10,267,631.44
Reimbursed Advances and Expenses	13,201.40
Master Servicing Compensation	48,910.12
Derivative Payment	0.00
Total Withdrawals	10,329,742.96
Ending Balance	0.00